Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-261436-01

and 333-261436

**PRICING DETAILS** $1.5bln Honda Auto Receivables 2022-1 Owner Trust

(HAROT 2022-1)

Joint Leads: J.P. Morgan (Struc), BNP Paribas, Citi, Wells Fargo

Co-Managers: BONY, MUFG, TD, US Bancorp

TOTAL OFFERED

CL	AMT($MM)	AMT($MM)	WAL	MDY/S&P	E.FIN	L.FIN	SPREAD	YLD%	CPN%	$PX
A-1	389.000	369.550	0.32	P-1/A-1+	10/22	03/23		0.570	0.57	100.00000
A-2	531.800	505.210	1.11	Aaa/AAA	10/23	10/24	EDSF+8	1.452	1.44	99.99165
A-3	531.800	505.210	2.35	Aaa/AAA	05/25	05/26	IntS+6	1.894	1.88	99.98496
A-4	126.348	120.030	3.31	Aaa/AAA	06/25	12/28	IntS+10	2.056	2.04	99.97686

^ Transaction size based on offered bonds

Expected Settle : 02/23/22	Registration : SEC Registered
First Pay Date : 03/15/22	ERISA : Yes
Expected Ratings : Moody's, S&P	Pxing Speed : 1.30% ABS to 10.00% Call
Ticker : HAROT 2022-1	Min Denoms : $1k x $1k
Expected Pricing : Priced	Bill & Deliver : J.P. Morgan
ABS-15G Filing : Mon, 02/07

CUSIPs A-1 43815BAA8	Available Information
A-2 43815BAB6	* Preliminary Prospectus: Attached
A-3 43815BAC4	* Ratings FWP : Attached
A-4 43815BAD2	* Intex CDI : Separate Message

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.